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                         Improved Financial Results Reported
                                        by
                            GulfMark Offshore, Inc.


     April 24, 2001 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced net income of $2.6 million, or $0.31 per share (diluted) for the quarter ended March 31, 2001 on revenues of $21.0 million. This compares to a net loss of $2.2 million, or $0.26 per share (diluted) on revenues of $14.4 million for the same period a year ago.

     The significant improvement in the financial results reflects the continued recovery in each of the Company's markets that began during mid 2000. The North Sea based fleet had an average day rate and utilization of $9,835 and 93.9%, respectively compared to $7,608 and 78.4% in the first quarter of 2000. The year over year 44% increase in revenue for this market was attributable primarily to the 29% increase in average day rates. In both the Southeast Asian and Brazilian markets, day rates also improved from $3,861 in 2000 to $4,280 in 2001 and from $7,121 in 2000 to $9,449 in 2001, respectively. The major factor in the 66% increase in Southeast Asian revenue for the first quarter of 2001 compared to the same period in 2000 was an increase in utilization from 53.8% to 81.9%. Similar to past cycles, day rates in the region began to strengthen as utilization approached 80%.

     Operating costs increased from $8.0 million in 2000 to $8.6 million in 2001 as a result of an increase in total fleet operating days in 2001 when compared to 2000. All other components of operating income were essentially unchanged in the aggregate in the first three months of 2001 when compared to the prior year. Other costs and expenses for the first quarter decreased $0.6 million from 2000 to 2001 due primarily to a $0.3 million improvement in results from the joint venture operation of a North Sea vessel and the capitalization of $0.3 in interest expense associated with the newbuild vessel program.

     The Company's $185 million construction program remains on schedule with the first vessel scheduled for delivery early in the third quarter of 2001. The vessel, the Highland Fortress, will immediately begin its contract in the North Sea in support of underwater intervention operations of the charterer. The newly acquired vessel, the Highland Patriot, began working on its one-year plus two one-year options contract on April 8, 2001. Capital expenditures during the quarter totaled $6.3 million including $4.0 million in progress payments for the construction program and a 10% down payment on the Highland Patriot. At March 31, 2001, the Company had $122.1 million in liquidity of which $34.3 million was in cash and $75 million was available under its line of credit.

     Commenting on the first quarter results, the Company's President and Chief Operating Officer, Mr. Bruce Streeter, said, "We are extremely pleased with our results for the first quarter. The period did not show as pronounced a seasonal slow down as we have seen in the past and is indicative of the high level of activity and the limited supply of vessels. We are looking forward to the balance of the year which should reflect increasing demand for newer, high technology vessels required to meet the deepwater drilling programs throughout the world."


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     GulfMark will hold a conference call to discuss the first quarter earnings with analysts, investors and other interested parties at 4:00 P.M. EDT /
3:00 P.M. CDT on Tuesday, April 24, 2001. Those interested in participating in the conference call should call 800/611-1147 (612/332-0636, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio webcast at http://www.thefirstnews.com. A replay will be available after the conference call at 800/475-6701 (320/365-3844 if outside the U.S. and Canada) with the access code of 583598.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry with a fleet of forty-seven (47) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.


Contact:   Edward A. Guthrie, Executive Vice President
           (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.


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

                              OPERATING RESULTS
                       (in 000's except per share amounts)

                                                   Three Months Ended
                                                         March 31,
                                                   ------------------
                                                     2001       2000
                                                   --------   --------
Revenues.........................................  $ 20,992   $ 14,413
Direct operating expenses........................     8,592      7,971
Bareboat charter expense.........................     1,575      1,756
General and administrative expenses..............     1,554      1,607
Depreciation and amortization....................     3,155      3,093
                                                   --------   --------
      Operating Income(Loss).....................     6,116        (14)

Interest expense, net of interest income.........    (2,391)    (2,814)
Loss from unconsolidated subsidiary..............       (61)      (359)
Other............................................       (90)        69
                                                   --------   --------
Income (loss) before income taxes................     3,574     (3,118)
Income tax (provision) benefit...................      (989)       966
                                                   --------   --------
     Net income..................................  $  2,585   $ (2,152)
                                                   ========   ========
BASIC EARNINGS PER SHARE:
     NET INCOME (LOSS)...........................  $   0.32   $  (0.26)
                                                   ========   ========
DILUTED EARNINGS PER SHARE:
     NET INCOME (LOSS)...........................  $   0.31   $  (0.26)
                                                   ========   ========
Weighted average common shares...................     8,189      8,140
Weighted average diluted common shares...........     8,440      8,140

Revenue By Region (000's)
     North Sea based fleet.......................  $ 15,061   $ 10,438
     Southeast Asia based fleet..................     3,624      2,182
     Brazil based fleet..........................     2,307      1,793

Rates Per Day worked
     North Sea based fleet.......................  $  9,835   $  7,608
     Southeast Asia based fleet..................     4,280      3,861
     Brazil based fleet..........................     9,449      7,121

Overall Utilization %
     North Sea based fleet.......................      93.9%      78.4%
     Southeast Asia based fleet..................      81.9%      53.8%
     Brazil based fleet..........................      92.8%      94.8%

Average Owned or Chartered
     North Sea based fleet.......................      18.0       19.0
     Southeast Asia based fleet..................      12.0       12.0
     Brazil based fleet..........................       3.0        3.0
                                                   --------   --------
             Total...............................      33.0       34.0
                                                   ========   ========

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